ONETRAVEL HOLDINGS, INC.
                        6836 Morrison Boulevard Suite 200
                               Charlotte, NC 28211

August 5, 2005

Via EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn:  Jennifer Gowetski

                  Re:      OneTravel Holdings, Inc.
                           Registration Statement on Form S-3
                           Registration No. 333-124931

Dear Ms. Gowetski:

         Pursuant to Rule 461 under the Securities Act of 1933, as amended, OneTravel Holdings, Inc. hereby respectfully requests that the Securities and Exchange Commission take such action as may be necessary and proper in order that the above-referenced Registration Statement on Form S-3 may be declared effective on August 5, 2005, at 4:30 p.m., Eastern Daylight time, or as soon thereafter as possible, subject to prior telephone confirmation.

         OneTravel Holdings, Inc. hereby acknowledges that:

         1. Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

         2. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

         3. The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                Very truly yours,

                                OneTravel Holdings, Inc.

                                By: /s/ Marc E. Bercoon
                                    --------------------------------
                                    Marc E. Bercoon,
                                    President
cc:    The American Stock Exchange